FINANCIAL STATEMENTS

ACREX VENTURES LTD.

(An Exploration Stage Company)

VANCOUVER, BRITISH COLUMBIA, CANADA

March 31, 2008

(unaudited)

1. NOTICE TO READER

2. BALANCE SHEETS

3. STATEMENTS OF INCOME, COMPREHENSIVE

    INCOME AND DEFICIT

4. STATEMENTS OF CASH FLOWS

5. NOTES TO FINANCIAL STATEMENTS

Notice of No Auditor Review of Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

2

ACREX Ventures Ltd.

(An Exploration Stage Company)

BALANCE SHEETS

Expressed in Canadian dollars

	March 31, 2008	December 31, 2007
	(unaudited)

ASSETS

Current

Cash and cash equivalents	$1,625,252	$1,987,393
Marketable securities	12,233	15,535
Other receivables	46,293	63,420

Total current assets	1,683,778	2,066,348

Mineral properties (Note 3)	2,687,690	2,405,492

Total assets	$4,371,468	$4,471,840

LIABILITIES

Current

Accounts payable and accrued expenses	$32,992	$32,270

STOCKHOLDERS' EQUITY

Share capital (Note 4)	8,951,291	9,275,791
Contributed surplus (Note 5)	659,428	656,080
Deficit	(5,272,243)	(5,492,301)

Total stockholders' equity	4,338,476	4,439,570

Total liabilities and stockholders' equity	$4,371,468	$4,471,840

APPROVED ON BEHALF OF THE BOARD:

/s/ “T.J. Malcolm Powell”
Director
/s/ “Carl R. Jonsson”
Director

3

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF INCOME, COMPREHENSIVE INCOME AND DEFICIT

(unaudited)

	Three months ended March 31,
	2008	2007

EXPENSES

Management fees	$34,500	$34,500
Accounting	17,270	11,200
Promotion and travel	13,864	8,578
Insurance	13,500	2,300
Investor relations	12,490	32,795
Legal	12,463	7,062
Office and general	10,868	9,905
Filing fees	5,300	7,694
Rent	4,170	1,770
Advertising	3,576	2,108
Consulting	3,348	19,287
Transfer agent fees	1,163	1,700

	132,512	138,899

Net loss before other items and income taxes	(132,512)	(138,899)

OTHER ITEMS

Interest income	20,372	473
Unrealized loss on marketable securities	(3,302)	–

	17,070	473

NET LOSS BEFORE INCOME TAXES	(115,442)	(138,426)

FUTURE INCOME TAX RECOVERY	335,500	–

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	220,058	(138,426)

DEFICIT, BEGINNING OF PERIOD	(5,492,301)	(4,823,077)

DEFICIT, END OF PERIOD	$(5,272,243)	$(4,961,503)

NET INCOME (LOSS) PER SHARE – BASIC AND DILUTED	$0.01	$(0.01)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	40,538,469	27,024,492

4

 ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended March 31,
	2008	2007

OPERATIONS

Net Income (Loss)	$220,058	$(138,426)

Add (deduct) items not involving cash:
Stock-based compensation	3,348	19,287
Unrealized loss on marketable securities	3,302	–
Future income tax recovery	(335,500)	–

	(108,792)	(119,139)
Changes in non-cash working capital balances:
Other receivables	17,127	(5,597)
Deposits and prepaid expenses	–	4,007
Accounts payable and accrued expenses	722	84,506

CASH USED IN OPERATIONS	(90,943)	(36,223)

INVESTING
Mineral properties:
Acquisition costs	(39,000)	(10,520)
Exploration expenditures	(232,198)	(88,511)

CASH USED IN INVESTING	(271,198)	(99,031)

DECREASE IN CASH	(362,141)	(135,254)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,987,393	662,965

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,625,252	$527,711

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for interest	$–	$–

Cash paid during the year for income taxes	$–	$–

NON-CASH INVESTING AND FINANCING ACTIVITIES:

Common shares issued for mineral property	$11,000	$40,000

5

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2008

Unaudited

1.  NATURE OF OPERATIONS

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange ("TSX") in Canada and on the NASD over-the-counter Bulletin Board ("OTCBB") in the U.S.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada.

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements. Except for the changes in accounting policies described in Note 2, these unaudited interim financial statements follow the same significant accounting policies as the annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2.  ADOPTION OF NEW ACCOUNTING STANDARDS

Effective January 1, 2008, the Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535 (“CICA 1535”), “Capital Disclosures”, Section 3862 (“CICA 3862”), “Financial Instruments – Disclosure”, and Section 3863 (“CICA 3863”), “Financial Instruments – Presentation. CICA 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. CICA 3862 and CICA 3863 increases the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. These sections relate to disclosure and presentation only and did not have any impact on the Company’s financial results or position.

3.  MINERAL PROPERTIES

	Michaud	Spanish Mountain	Don’s Lake	Honeymoon	Total

Acquisition costs
Balance, beginning of period	$75,000	$122,834	$–	$–	$197,834
Acquisition fees	–		39,500	10,500	50,000

Balance, end of period	75,000	122,834	39,500	10,500	247,834

Exploration costs
Balance, beginning of period	1,250,327	957,331	–	–	2,207,658
Drilling	138,873	–	–	–	138,872
Assays	–	65,392	–	5,776	71,168
Surveying and linecutting	–	2,199	–	5,333	7,532
Consulting	–	3,575	842	9,725	14,142
Other	–	–	–	484	484

Balance, end of period	1,389,200	1,028,497	842	21,318	2,439,856

	$1,464,200	$1,151,331	$40,342	$31,818	$2,687,690

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 and February 17, 2004 (“Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”), the Company acquired an option to earn a 50% interest in certain mieral claims in the Michaud Township, Ontario, Canada. On November 26, 2004, the Company entered into a Joint Venture Agreement with Moneta to engage in the exploration, development and mining of the claims. The agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2008

Unaudited

3.  MINERAL PROPERTIES (continued)

The Agreement also includes terms for the acquisition of additional mineral claims within the area of interest. Pursuant to these provisions, the Company has agreed with Moneta to acquire 50% of the net 75% interest (i.e. a net 37.5% interest) in three adjoining mineral claims known to the parties as the Dyment Claims - which cover approximately 48 hectares. To reimburse Moneta for its costs of the original acquisition of interests in the Dyment Claims, the Company agreed to pay Moneta $50,000, which it paid in 2006.

Spanish Mountain claims, British Columbia, Canada - On July 23, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Spanish Mountain property, consisting of 8 mineral claims covering approximately 1,350 hectares located near Likely in Northeastern British Columbia, Canada.

The Company may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

	Cash	Share
Due Date	Payment	Issuance

July 25, 2005 (completed)	$5,000	50,000
April 25, 2006 (completed)	5,000	–
July 25, 2006 (completed)	10,000	50,000
July 25, 2007 (completed)	20,000	50,000
July 25, 2008	20,000	50,000
July 25, 2009	40,000	–

	$100,000	200,000

In addition, 200,000 shares of the Company are to be issued upon receipt of a positive feasibility study.

The Agreement is subject to a 3% net smelter return (“NSR”). The Company has the right to purchase 66.67% of the NSR for $1,000,000 upon commencement of commercial production of the property.

On February 7, 2007, the Company acquired a 100% interest of two mineral tenures immediately to the west and south of the Company's existing claim group.  The purchase price of these claims was $10,000 and 200,000 shares.  The fair value of these shares was $40,000.

Don’s Lake gold claims, Ontario, Canada – On February 28, 2008, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Don’s Lake mineral property, consisting of 18 mineral claims covering approximately 1,344 hectares located near in Northwestern Ontario, Canada.

The Company may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

	Cash	Share	Exploration Expenditure on or
Due Date	Payment	Issuance	Before

February 28, 2008 (completed)	$34,000	50,000	$–
May 29, 2009	25,000	50,000	300,000
May 29, 2010	50,000	50,000	200,000
May 29, 2011	81,000	50,000	400,000
May 29, 2012	–	–	400,000

	$190,000	200,000	$1,300,000

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2008

Unaudited

3.  MINERAL PROPERTIES (continued)

In addition, 200,000 shares of the Company are to be issued upon receipt of a positive feasibility study.

The Agreement is subject to a 2% net smelter return (“NSR”). The Company will have a right of first refusal on a 1.0% net smelter return royalty if the Optionor desires to sell.

On February 28, 2008, the Company issued 50,000 common shares and paid $34,000 for payment of the option obligations pursuant to the Agreement. The fair value of these shares was $5,500.

Honeymoon Area claims, British Columbia, Canada – On March 12, 2008, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Honeymoon Area mineral property located near in Kamloops British Columbia, Canada.

The Company may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

	Cash	Share
Due Date	Payment	Issuance

March 12, 2008 (completed)	$5,000	50,000
March 12, 2009	10,000	50,000
March 12, 2010	20,000	50,000
March 12, 2011	30,000	50,000

	$65,000	200,000

The Agreement is subject to a 2% net smelter return (“NSR”). The Company will have a right of first refusal on a 1.0% net smelter return royalty for $500,000.

On March 12, 2008, the Company issued 50,000 common shares and paid $5,000 for payment of the option obligations pursuant to the Agreement. The fair value of these shares was $5,500.

4.   SHARE CAPITAL

The Company has authorized share capital of an unlimited number of common voting shares without par value. Issued share capital is as follows:

	Three months ended March 31, 2008		Year ended December 31, 2007
	Number	Amount	Number	Amount

Balance, beginning of period	40,510,447	$9,275,791	26,908,936	$7,019,882
Shares issued for cash and other:
Private placements, net of share issue costs	–	–	12,800,000	2,504,000
Mineral properties	100,000	11,000	250,000	48,000
Agents’ fees	–	–	551,511	123,378
Share issuance costs	–	–	–	(260,237)
Agent’s options and warrants	–	–	–	(159,232)
Reduction from renunciation of flow-through tax benefits	–	(335,500)	–	–

Balance, end of period	40,610,447	8,951,291	40,510,447	$9,275,791

a)

On February 28, 2008, the Company issued 50,000 common shares for payment of certain mineral properties, as described in Note 3. The fair value of these shares was $5,500.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2008

Unaudited

4.   SHARE CAPITAL (continued)

b)

On March 12, 2008, the Company issued 50,000 common shares for payment of certain mineral properties, as described in Note 3. The fair value of these shares was $5,500.

Warrants - The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance as at December 31, 2007 and March 31, 2008	7,699,755	0.46

As at March 31, 2008, the following warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

6,675,755	0.50	August 14/16, 2009
1,024,000	0.23	August 14/16, 2009

7,699,755

5.  CONTRIBUTED SURPLUS

	Three months ended March 31, 2008	Year ended December 31, 2007

Balance - beginning of period	$656,080	$219,054
Stock-based compensation – stock options granted	3,348	277,794
Agent’s warrants granted	–	159,232

Balance - end of period	$659,428	$656,080

6.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants. The following table summarizes the stock options outstanding and exercisable at March 31, 2008:

	Number	Number
Price	Outstanding	Exercisable	Expiry Date

$0.28	565,000	565,000	November 4, 2008
$0.12	485,000	485,000	July 7, 2010
$0.12	100,000	100,000	October 13, 2010
$0.12	100,000	100,000	December 5, 2010
$0.30	100,000	100,000	June 19, 2011
$0.30	50,000	50,000	June 29, 2011
$0.20	100,000	100,000	February 7, 2012
$0.16	650,000	650,000	July 12, 2012
$0.16	1,400,000	1,350,000	December 17, 2012

	3,550,000	3,500,000

The weighted average remaining life of the options is 3.44 years.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2008

Unaudited

6.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION (continued)

Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the pricing policies of the TSX Venture Exchange.  Options vest immediately when granted and expire five years from the date of the grant, unless the Board establishes more restrictive terms. Of the 1,400,000 options issued in December 2007, 75,000 options vest in three equal instalments in 2008

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the corporation.

A summary of the changes in the Company's stock options for the period ended March 31, 2008 and year ended 2007 is presented below:

	Three months ended March 31, 2008		Year ended December 31, 2007
		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price

Outstanding, beginning of period	3,550,000	$0.18	2,000,000	$0.23
Granted	–	–	750,000	0.16
Expired	–	–	(600,000)	0.30

Outstanding, end of period	3,550,000	$0.18	3,550,000	$0.18

Total stock based compensation expense in respect of stock options granted for the three months ended March 31, 2008 was $3,348, with a weighted average fair value of $0.13 per option.

7.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $12,463 (March 31, 2007: $7,062) from a law firm of which a director is a principal.

The Company incurred management fees of $27,000 (March 31, 2007: $27,000) and equipment rental charges of $3,062 (March 31, 2007: $2,952) from a company owned by a director and management fees of $7,500 (March $7,500) from a company owned by another director of the Company.

The Company incurred rent expense of $4,170 (March 31, 2007: $Nil) from a company which has a common director.

8.  MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sourcing and exploration of mineral properties in Canada.  The Company does not have any externally imposed capital requirements to which it is subject.

As at March 31, 2008, the Company had capital resources consisting of cash and cash equivalents, marketable securities and other receivables. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or dispose of assets or adjust the amount of cash and cash equivalents.

The Company’s investment policy is to invest its cash in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Three months ended March 31, 2008

Unaudited

8.  MANAGEMENT OF CAPITAL (continued)

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

9.  FINANCIAL INSTRUMENTS

As at March 31, 2008, the Company’s financial instruments consist of cash and cash equivalents, other receivables, marketable securities and accounts payable. The fair values of these financial instruments approximate their carrying values because of their current nature, except for marketable securities which are measured at fair value at period end. It is management’s opinion that the Company is not exposed to significant interest, currency and liquidity risks arising from its financial instruments.

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with high credit quality financial institution.

10.  SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the Provinces of British Columbia and Ontario.